

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 12, 2016

<u>Via E-mail</u>
David Lyle
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
3888 Calle Fortunado
San Diego, California 92123

> **Re: Maxwell Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 001-15477**

Dear Mr. Lyle:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery